UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

18270P109

(CUSIP Number)

Warren B. Kanders Kanders GMP Holdings, LLC c/o Kanders & Company, Inc. 250 Royal Palm Way Suite 201 Palm Beach, Florida 33480

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, New York 10016 (212) 541-6222	Copy to: Carl Marcellino Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 841-0623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,252,790
	8	SHARED VOTING POWER 100,444
	9	SOLE DISPOSITIVE POWER 6,252,790
	10	SHARED DISPOSITIVE POWER 100,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,353,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,464 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* OO

Explanatory Note

This Amendment No. 14 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, as amended by Amendment No. 2 filed on October 29, 2002, as amended by Amendment No. 3 filed on April 17, 2003, as amended by Amendment No. 4 filed on August 20, 2008, as amended by Amendment No. 5 filed on December 9, 2008, as amended by Amendment No. 6 filed on January 5, 2009, as amended by Amendment No. 7 filed on May 14, 2010, as amended by Amendment No. 8 filed on June 4, 2010, as amended by Amendment No. 9 filed on February 28, 2012, as amended by Amendment No. 10 filed on October 18, 2013, as amended by Amendment No. 11 filed on January 31, 2019, as amended by Amendment No. 12 filed on June 2, 2022, as amended by Amendment 13 filed September 15, 2023 (collectively, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, whose principal executive office is located at: 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3. Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Proposed Transaction set forth and defined in Item 4 of this Schedule 13D, is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable will be obtained through the Reporting Persons’ existing resources, including cash on hand, as well as committed financing on market terms.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 18, 2023, as a follow up to the indication of interest delivered September 15, 2023, the Reporting Persons delivered a definitive offer (the “Offer”) to purchase the Precision business conducted by the Issuer (the “Business”), including through the Sierra Bullets and Barnes Bullets brands (the “Proposed Transaction”). The proposed purchase price will be $160 million on a cash-free, debt-free basis (the “Purchase Consideration”). As part of the Offer, the Reporting Persons also delivered a definitive debt financing commitment letter from Bank of America, N.A., and an equity commitment letter from an affiliate of the Reporting Persons, which together would comprise the proceeds necessary for the Reporting Persons to consummate the Proposed Transaction. In addition, the Reporting Persons delivered a draft definitive purchase agreement, together with a form of seller note, for the Proposed Transaction. As noted in the Offer, the Reporting Persons are ready to immediately sign the definitive agreement and accordingly, have provided that the Offer will expire on 11:59 pm on December 27, 2023, if not accepted by the Issuer.  The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer, which is filed as Exhibit 1 hereto.

 While the Reporting Persons believe the Purchase Consideration represents a fair value for the Business, and the terms of the Offer are otherwise fair, the ultimate terms of a transaction, including purchase price, will be determined through negotiations between the Reporting Persons and the Special Committee of independent members of the Board of Directors of the Issuer, and there can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Offer.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction contemplated by the Offer, including the price, conditions or scope of the Proposed Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters, in each case, whether or not the Offer has expired.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 6,353,234 shares of Common Stock, constituting approximately 15.4% of the outstanding shares of Common Stock, which is comprised of: (i) 3,758,672 shares of Common Stock owned directly by Mr. Kanders; (ii) 1,528,464 shares of Common Stock held by Holdings, of which Mr. Kanders is a majority member and a trustee of the manager of Holdings; (iii) options to purchase an aggregate of 820,665 shares of Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and are presently exercisable and exercisable within 60 days of the date of this Schedule 13D; (iv) 10,851 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for his children; (v) 125,222 shares of Common Stock held by Mr. Kanders’ spouse in a UTA Trust Account of which Mr. Kanders is the sole trustee; (vi) 8,916 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as joint tenancy with rights of survivorship; and (vii) 100,444 shares of Common Stock that are beneficially owned by Mr. Kanders’ spouse.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) options to purchase 85,333 shares of Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and are not presently exercisable and not exercisable within 60 days of the date of this Schedule 13D; (ii) stock award of 116,666 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan, which shall vest on January 28, 2024, (iii) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and all of which shall vest if on or before May 28, 2024, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Company’s Common Stock shall have equaled or exceeded $35.00 per share for twenty consecutive trading days; (iv) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and all of which shall vest if on or before March 4, 2032, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $50.00 per share for twenty consecutive trading days; and (v) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan of which (A) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $15.00 per share for twenty consecutive trading days, and (B) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $18.00 per share for twenty consecutive trading days.

The percentage of shares of Common Stock reported as being beneficially owned by Mr. Kanders is based upon 41,129,001 shares of Common Stock outstanding as of the date of this Schedule 13D, which includes: (i) 37,470,470 shares of Common Stock outstanding as of August 2, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Commission on August 7, 2023; and (ii) options to purchase an aggregate of 3,658,531 shares of Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and that are presently exercisable and exercisable within 60 days of the date of this Schedule 13D.

(c), (d) and (e). Not Applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Bid Letter, dated as of December 18, 2023.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member